UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CardioNet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14159L103
(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14159L103

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,889,939

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,889,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,889,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14159L103

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,289,097

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,289,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,289,097

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14159L103

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,289,097

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,289,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,289,097

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14159L103

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,289,097

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,289,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,289,097

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of CardioNet, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 227 Washington Street, Conshohocken, Pennsylvania 19428.  This Amendment No. 3 amends and supplements, as set forth below, the information contained in items 1, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on March 8, 2010, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on March 24, 2010 and Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on April 20, 2010 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 2,289,097 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of May 17, 2010 was approximately $15,779,411, and the total purchase price for the 1,889,939 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $12,888,270.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 5	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 24,124,308 shares of Common Stock reported outstanding as of April 23, 2010 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended March 31, 2010.

Discovery Equity Partners beneficially owns 1,889,939 shares of Common Stock as of May 17, 2010, which represents 7.8% of the outstanding Common Stock.

Discovery Group beneficially owns 2,289,097 shares of Common Stock as of May 17, 2010, which represents 9.5% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 2,289,097 shares of Common Stock as of May 17, 2010, which represents 9.5% of the outstanding Common Stock.

Mr. Murphy beneficially owns 2,289,097 shares of Common Stock as of May 17, 2010, which represents 9.5% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

The transactions in Common Stock effected by the Reporting Persons since the date of the most recent filing on Schedule 13D are set out in Exhibit 1 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 3 included as Exhibit 2 to this Amendment No. 3, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 3.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 2: Joint Filing Agreement dated as of May 18, 2010, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2010
Date

DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 2	Joint Filing Agreement dated as of May 18, 2010, by and among Discovery Equity Partners, Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.